                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  COMMISSION FILE NUMBER 1-11604

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K       [ ] Form 11-K
             [ ] Form 20-F       [ ] Form 10-Q                    [ ] Form N-SAR

For Period Ended:     December 31, 1999
                 ---------------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:    Not Applicable
                                ------------------------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the item(s) to which the notification relates:    Not Applicable
                                              ----------------------------------

--------------------------------------------------------------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:     Carmike Cinemas, Inc.
                        --------------------------------------------------------

Former name if applicable:   Not Applicable
                          ------------------------------------------------------

Address of principal executive office (Street and number):    1301 First Avenue
                                                          ----------------------

City, State and Zip Code:     Columbus, Georgia 31901
                         -------------------------------------------------------


                                    12b25-1

                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before
[X] the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

         The Company requires additional time to prepare and file its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "1999 Form 10-K") in order to reflect recent developments concluded just prior to the prescribed due date for the 1999 Form 10-K. The Company and its lenders have successfully negotiated amendments to the Company's bank credit facilities and a master lease facility, which amendments are currently in the process of being documented. Due to difficulties and issues associated with the negotiation of these amendments, which were beyond the Company's control, the Company was unable to timely file the 1999 Form 10-K without unreasonable effort or expense. Rule 12b-25 provides a fifteen-day extension period (through April 14, 2000) for the filing by the Company of its 1999 Form 10-K.


                                    12b25-2

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Martin A. Durant          (706)                    576-3416
--------------------------------------------------------------------------------
             (Name)                    (Area code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Summary data for the quarter and year ended December 31, 1999 and 1998 is as follows (In thousands, except for per share data):

                                                    Year Ended December 31                    Quarter Ended December 31
                                                    ----------------------                    -------------------------
                                                     1999            1998                      1999               1998
                                                     ----            ----                      ----               ----
Total revenues                                      $486,925      $481,568                    $119,106         $119,008
Operating income (loss)                               16,528       (21,583)                    (25,858)         (62,002)
Net income (loss) before
 extraordinary item                                  (12,585)      (30,647)                    (22,642)         (43,563)
Net income (loss)                                    (18,876)      (30,647)                    (22,642)         (43,563)
Basic and diluted income (loss)
 per common share before
 extraordinary item                                    (1.37)        (2.73)                      (2.06)           (3.86)
Basic and diluted income (loss)
 per common share                                      (1.93)        (2.73)                      (2.06)           (3.86)

In the fourth quarter of 1999, the Company identified impairments of asset values for certain of its theatres (the "1999 Impairment Charge"). The 1999 Impairment Charge totaled approximately $28 million (approximately $17 million after income taxes or $1.50 per share). This charge reduced the carrying value of property and equipment by approximately $22 million (costs of $35 million less accumulated depreciation and amortization of approximately $13 million) and the excess of purchase price over net assets of business acquired by approximately $6 million.

During the fourth quarter of 1999, the Company also identified an investment in a joint venture as permanently impaired based on the joint venture's estimate of future cash flows. The 50% owned joint venture is managed by the Company under a management agreement. The impairment charge of approximately $5 million (approximately $3 million after income taxes or $.30 per share) recognized by the Company represents the Company's pro-rata portion of the impairment.

In the fourth quarter of 1998, the Company identified impairments of asset values for certain of its theatres (the "1998 Impairment Charge"). The 1998 Impairment Charge totaled approximately $38 million (approximately $24 million after income taxes or $2.12 per share). This charge reduced the carrying value of property and equipment by $29 million (costs of approximately $49 million less accumulated depreciation and amortization of approximately $20 million) and the excess of purchase price over net assets of businesses acquired by approximately $9 million.

In December 1998, the Company's Board of Directors approved a restructuring plan involving the closure or disposition of a group of theatres in certain markets that did not fit the Company's operating and growth strategies (the "Restructuring Plan"). In accordance with the Restructuring Plan, such theatres were closed during 1999. The Company has recognized a 1998 charge of approximately $35 million (approximately $21 million after income taxes or $1.89 per share) to establish reserves for the future cash expenditures related to these theatres.


                                    12b25-3

                              Carmike Cinemas, Inc.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date:  March 31, 2000                By:  /s/ Martin A. Durant
                                         ---------------------------------------
                                         Name: Martin A. Durant
                                              ----------------------------------
                                         Title: Senior Vice President - Finance
                                               ---------------------------------


                                    12b25-4